Exhibit 21

Name of Subsidiary	Jurisdiction of Incorporation or Organization	Assumed Names under which Subsidiary Does Business
Cheniere Energy Operating Co., Inc.	Delaware	Not applicable
Cheniere—Gryphon Management, Inc.	Delaware	Not applicable
Cheniere LNG, Inc.	Delaware	Not applicable
Cheniere LNG Services, Inc.	Delaware	Not applicable
Cheniere Pipeline Company	Delaware	Not applicable
Cheniere Sabine Pass Pipeline Company	Delaware	Not applicable
Corpus Christi LNG-GP, Inc.	Delaware	Not applicable
Corpus Christi LNG, L.P.	Delaware	Not applicable
Corpus Christi Pipeline Company	Delaware	Not applicable
Sabine Pass LNG-GP, Inc.	Delaware	Not applicable
Sabine Pass LNG, L.P.	Delaware	Not applicable